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                                                                  EXHIBIT 3(ii)a


                             FORTUNE BRANDS, INC.

                               BY-LAW AMENDMENTS

                         ADOPTED ON NOVEMBER 16, 1999

                          EFFECTIVE NOVEMBER 16, 1999


Article III, Section 1 was amended to read in its entirety as follows:

     SECTION 1. Regular meetings of the Board of Directors shall be held at the office of the Company in Lincolnshire, Illinois, or at such other place as may from time to time be designated by the directors, the Chairman of the Board or the President, at eight-thirty in the forenoon on the last Tuesday of each month other than March, May, June, August, October and December and at two o'clock in the afternoon on the day on which the annual meeting of stockholders is held.
If any such day shall be a holiday, the meeting scheduled for that day shall be held on the next business day. Special meetings may be held as determined by the Board of Directors, and may be called by the Chairman of the Board at any time and shall be called by him on the request of three directors or, if the Chairman of the Board fails to call such meeting when so requested, the same may be called by any three directors;

Article III, Section 2 was amended to read in its entirety as follows:

     SECTION 2. No notice need be given of regular meetings of the directors, except that at least one day's notice shall be given of any place other than the office of the Company in Lincolnshire, Illinois at which any such meeting is to be held, but such notice need not be given to any director who signs a written waiver of notice before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.